UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.
Diamond Computer Service, Co. Ltd.

Diamond Computer Service to become a wholly owned

subsidiary of MTFG

Tokyo, August 26, 2004 — The boards of directors of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) and Diamond Computer Service, Co. Ltd. (DCS; President: Akio Goto) today resolved to make DCS into a wholly owned subsidiary of MTFG by December 22, 2004 through a share exchange, subject to approval by DCS’s shareholders and the relevant authorities. It was also decided that DCS will enter into a business alliance with Mitsubishi Research Institute, Inc. (MRI, President: Takeshi Yano). Details of these resolutions are as follows:

1. Reasons for making DCS into a wholly owned subsidiary through a share exchange

MTFG is promoting a radical restructuring of the Group’s business model through a process of selection and concentration. It is therefore examining the development of a business structure that will strengthen the competitiveness of each of its businesses.

Since its establishment in 1970, DCS has developed capital and financial systems for a wide range of businesses, as well as for financial companies, and has moved into outsourcing human resource and payroll-related operations. Through its use of information technology, it enables clients to drive change through their businesses and to create new value.

Making the best use of IT is an essential part of transforming businesses. In order to respond quickly to these types of needs in its clients, MTFG aims to reorganize and optimize the organizational structure of the Group’s solution businesses, aiming to broaden the solutions they provide and to stimulate value creation.

MTFG has decided to make DCS into a wholly owned subsidiary as a major first step towards this goal. At the same time, MTFG will transfer some of the IT solutions business of The Bank of Tokyo-Mitsubishi, Ltd.’s corporate clients to DCS, strengthening intra-group collaboration and further clarifying DCS’s central role as the head of MTFG’s IT solutions business.

Moreover, DCS will form a comprehensive alliance with MRI. This alliance will create a system that can provide total support for a range of services from management consulting for systems construction, to strategic outsourcing and operations’ systems reconstruction. As well as strengthening its solution creation and consulting capabilities, the alliance will create a structure through which to seamlessly provide effective IT solutions aligned with the needs of its clients.

In specific terms, MRI will take an equity stake in DCS, a representative from MRI will serve as a director of DCS, and the two companies will form a wide-ranging business alliance based on these close investment and management connections. Additionally, the two companies will, in the future, collaborate on comprehensive business development that will include the purchase of additional equity stake in DCS by MRI.

By becoming a wholly owned subsidiary of MTFG and by strengthening its alliance with MRI, DCS will, as mentioned above, strive to play a role creating value for a wide range of clients as an IT solutions provider that can combine high-end consulting capabilities with cutting-edge IT development resources.

2. Details of share exchange

(1) Schedule

August 26, 2004	Boards of directors approve share exchange contract
August 26, 2004	Share exchange contract signed
November 17, 2004 (tentative)	Extraordinary meeting of DCS’s shareholders to approve share exchange
December 21, 2004 (tentative)	Final day for share certificates submission (DCS)
December 22, 2004 (tentative)	Effective date of share exchange (DCS is expected to be delisted on December 16, 2004.)

Please note that, pursuant to the provisions of Clause 1 of Article 358 of the Commercial Code, MTFG shall perform the share exchange with DCS without approval of the share exchange contract by its shareholders.

(2) Share exchange ratio

	MTFG (Wholly owning parent company)	DCS (Wholly owned subsidiary)
Share exchange ratio	1	0.00135

Note:

1) Share allocation ratio

0.00135 common shares of MTFG will be allocated for each common share of DCS.

2) Basis for share exchange ratio

The decision to allocate shares based on the ratio above was made following negotiations between MTFG and DCS, who both made reference to the share exchange ratio calculations from Morgan Stanley Japan Ltd., who acted on behalf of MTFG, and Merrill Lynch Japan Securities Co., Ltd., who acted on behalf of DCS.

Both Morgan Stanley and Merrill Lynch have expressed their view to MTFG and DCS that they believe the abovementioned share exchange ratio is fair from a financial point of view.

Should there be any significant changes to the assumptions and conditions upon which the abovementioned share ratio was decided, this ratio would be adjusted following additional deliberations between MTFG and DCS.

3) Basis, methods, and results of calculations by third-party institutions

Morgan Stanley assessed the share exchange ratio after analyzing the market value of MTFG, and after analyzing the market value of DCS along with discounted cash flow analyses, and comparative analyses of a number of similar companies. Merrill Lynch assessed the share exchange ratio based on overall estimates made after an analysis of MTFG and DCS’s market value, discounted cash flows, and comparisons with a number of similar companies.

4) Number of new MTFG shares to be issued for exchange

26,205 common shares

(3) Amounts payable for share exchange

There will be no amounts paid for this share exchange

(4) Date of start of profit dividend calculation

For the fiscal year ending March 31, 2005, any dividend payable for the new shares issued for this share exchange will be calculated from October 1, 2004.

3. Outline of parties involved in share exchange (as of March 31, 2004)

1) Name	Mitsubishi-Tokyo Financial Group, Inc.		Diamond Computer Service, Co. Ltd.

2) Business activities	Holding company		Information services industry

3) Date of establishment	April 2, 2001		July 10, 1970

4) Head Office	Marunouchi 2-4-1, Chiyoda-ku, Tokyo		Gobancho 4-7, Chiyoda-ku, Tokyo

5) Representative	Nobuo Kuroyanagi		Akio Goto

6) Paid-in capital	¥1,258,052 million		¥6,059 million

7) Total outstanding shares	6,572,499.77 shares Common shares - 6,476,099.77 Preferred shares – 96,400		19,411,639 shares

8) Shareholders’ equity	¥4,282.5 billion		¥26,157 million

9) Total assets	¥4,321.3 billion		¥36,300 million

10) Financial year end	March 31		March 31

11) Employees	88		1,199

12) Main shareholders	Name		Name
	Japan Trustee Services Bank, Ltd.	6.32%	DC Card Co., Ltd.	10.32%
	The Master Trust Bank of Japan, Ltd.	4.78%	Marunouchi Yorozu Corporation	7.75%
	State Street Bank & Trust Company	3.31%	Tori Company, Ltd.	7.69%
	Hero & Co.	2.75%	Chitose Kosan Co., Ltd.	6.67%
	MTBJ (Meiji Yasuda Life Insurance)	2.70%	Diamond Lease Co., Ltd.	5.24%
	Tokio Marine & Fire Insurance Co., Ltd.	2.26%	The Bank of Tokyo-Mitsubishi, Ltd.	4.94%
	Nippon Life Insurance Company	1.97%	JACCS	4.03%

13) Financial results for the last three fiscal years

Millions of yen

	Mitsubishi-Tokyo Financial Group, Inc. (Parent company)			Diamond Computer Service, Co. Ltd.(Wholly owned subsidiary)
Years ended March 31:	2002	2003	2004	2002	2003	2004
Operating income/net sales	72,544	27,232	69,321	29,678	28,073	30,147
Operating profit	68,378	23,991	64,735	1,124	949	1,304
Ordinary profit	68,114	22,415	64,426	1,339	1,142	1,564
Net income	67,871	23,389	64,474	585	474	1,010
Net income per common share (¥)	¥10,367.98	¥2,610.43	¥9,003.89	¥30.14	¥23.65	¥51.25
Annual dividend per common share (¥)	Common stock ¥6,000 Preferred stock – class 1 ¥82,500 Preferred stock – class 2 ¥16,200	Common stock ¥4,000 Preferred stock – class 1 ¥82,500 Preferred stock – class 2 ¥16,200	Common stock ¥6,000 Preferred stock – class 1 ¥82,500 Preferred stock – class 2 ¥16,200	¥8.50	¥8.50	¥8.50
Shareholders’ equity per common share (¥)	¥628,435.10	¥609,704.98	¥618,015.32	¥1,110.41	¥1,136.34	¥1,350.17

*	These figures are on a non-consolidated basis.
**	Per share indicators for MTFG have been calculated as follows.

For the year ended March 31, 2002

Shareholders’ equity per common share:

Shareholders’ equity at fiscal year end – (number of preferred stock × issue price)
Number of common stock at fiscal year end (excluding treasury stock)

Net income per common share:

Net income – total dividends on preferred stock
Average number of common shares for the fiscal year (excluding treasury stock)

From the year ended March 31, 2003, principle 2 of the Business Accounting Standards for accounting standards relating to net income per common share, and principle 4 of the Application of Business Accounting Standards for the application of accounting standards relating to net income per common share have been applied.

4. Conditions of share exchange

There will be no changes to the names, businesses, head offices, representatives, and paid-in capital of the companies.

5. Forecasts

MTFG believes that the impact of this share exchange on its consolidated performance will be minimal.

* * *

Contacts:
MTFG	Corporate Communications Office	Tel: 81-3-3240-8149

Diamond Computer Service	Planning Office	Tel: 81-3-3265-6690